United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press release

Vale clarifies about media reports

Rio de Janeiro, October 18, 2023 – Vale S.A. ("Vale" or "Company"), considering press reports on a petition for compensation worth R$100 billion against Samarco Mineração S.A. (“Samarco ”) and its shareholders, Vale and BHP Billiton Brasil Ltd (“BHP Brasil”), informs that it was not notified regarding that request. The Company will present its position and defense in the legal proceedings related to the claim in due course.

Vale, as a Samarco shareholder, reinforces its commitment to repairing the damage caused by the collapse of the Fundão dam. Reparation and compensation programs continue to be carried out by the Renova Foundation under the terms of the TTAC[1] and TAC Governance[2], agreements signed with authorities and the institutions of justice, which are still under execution.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Pedro Terra: Pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] TTAC or Transaction and Conduct Adjustment Agreement, signed in March 2016

[2] TAC Governance or Governance Conduct Adjustment Agreement, signed in June 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: October 18, 2023		Head of Investor Relations